

Total Return Performance
Index Value
300
250
200
150
100
50
0
12/31/00
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
Four Oaks Fincorp, Inc.
NASDAQ Composite
SNL South OTC-BB and Pink Banks
SNL $100M-$500M OTC-BB & Pink Banks